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                                                            --------------------
                                 UNITED STATES              | SEC FILE NUMBER  |
                      SECURITIES AND EXCHANGE COMMISSION    |    0-20462       |
                            Washington, D.C. 20549          --------------------
                                                            |   CUSIP NUMBER   |
                                  FORM 12b-25               |   161723-10-1    |
                                                            --------------------
                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR

     For Period Ended:       December 31, 1997
                      ------------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

ChatCom, Inc.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

9600 Topanga Canyon Boulevard
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City, State and Zip Code

Chatsworth, Califronia 91311
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PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 11-K,
10-Q, N-SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.   (ATTACH EXTRA SHEETS IF NEEDED)

                                    SEE ATTACHED NARRATIVE

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11-91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Richard F. Gordon, Jr.            818               709-1778
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            SEE ATTACHED NARRATIVE
--------------------------------------------------------------------------------

                                   ChatCom, Inc.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  February 18, 1998                By  /s/ Richard F. Gordon, Jr.
    ----------------------------------    --------------------------------------
                                           Richard F. Gordon, Jr.
                                           Chairman of the Board

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                ATTACHMENT III

     Chatcom, Inc. (the "Company") previously reported that the return of certain equipment previously purchased from the Company by a certain foreign distributor would result in material reductions to the Company's revenues and accounts receivable and an increase in its inventories and that the Company was reviewing the appropriate accounting treatment for such transactions. In addition, the Company dismissed its principal independent accountant on February 2, 1998. For the foregoing reasons, the Company requires additional time to prepare its Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997.


                                 ATTACHMENT IV

     It is anticipated that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the Quarterly Report on Form 10-QSB for the quarter ended December 31, 1997 due, in part, to a reduction in sales during the three months ended December 31, 1997 as compared to the three months ended December 31, 1996. It is anticipated that the loss from operations for the three months ended December 31, 1997 will be materially greater than the loss from operations for the three months ended December 31, 1996. In addition, the return of certain equipment previously purchased from the Company by a certain foreign distributor will result in a material reduction to the Company's sales for the nine months ended December 31, 1997. However, because the Company is reviewing the appropriate accounting treatment for such return of equipment, the extent of the quantitative change in results of operations cannot be reasonably estimated as of the date of filing of this Notification of Late Filing.